Exhibit 99.1

JA Solar Announces First Quarter 2013 Results

SHANGHAI, China, May 20, 2013 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Shipments were 442.7 MW, consisting of 248.0 MW of modules, 189.5 MW of cells, and 5.2 MW of module and cell tolling, exceeding the high end of the Company’s previous guidance of 430 MW and representing a decrease of 11.5% from the fourth quarter of 2012

•                  Net revenue was RMB 1.7 billion ($270.0 million), compared to RMB 1.7 billion ($268.9 million) in the fourth quarter of 2012

•                  Gross margin was positive 6.0%, compared to gross margin of negative 4.6% in the fourth quarter of 2012

•                  Operating loss was RMB 85.2 million ($13.7 million), compared to operating loss of RMB 493.9 million ($79.5 million) in the fourth quarter of 2012

•                  Net loss was RMB 206.5 million ($33.3 million), of which net loss attributable to ordinary shareholders was RMB 204.3 million ($32.9 million)

•                  Loss per diluted ADS was RMB 5.29 ($0.85), compared to loss per diluted ADS of RMB 15.06 ($2.42) in the fourth quarter of 2012

•                  Cash and cash equivalents at the end of the quarter were RMB 2.8 billion ($454.9 million), compared to RMB 3.0 billion ($488.1 million) at the end of the fourth quarter of 2012

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “Shipments exceeded the high end of guidance in the first quarter thanks to solid sales across our key markets, particularly in regions with higher ASPs, resulting in improved gross margins and a significant reduction in net loss.”

Mr. Jin continued, “We performed especially well in Japan, a high-ASP market, which accounted for a record 38% of our module shipments in the quarter, while module sales to China declined from last quarter due to seasonality and our shift in focus to markets with more attractive margins. We also made further inroads into emerging markets, including in the Asia Pacific, the Middle East, and Africa.”

“While conditions remain challenging, we are confident that our strength across key markets will continue to drive solid performance, and our emphasis on stringent management of cash and our balance sheet should ensure the long-term success of our business,” Mr. Jin added. “Having successfully repaid $119 million of our convertible notes in May, we are continuously evaluating our financing options to ensure we have the cash needed to solidify our market-leading position, while maintaining a healthy balance sheet. Going forward, JA Solar’s combination of superior product offerings and prudent financial management will continue to help us further expand our global footprint and customer base.”

First Quarter 2013 Financial Results

Total shipments in the first quarter of 2013 were 442.7 MW, consisting of 248.0 MW of modules, 189.5 MW of cells, and 5.2 MW of module and cell tolling, above the Company’s previously provided guidance of 410 MW to 430 MW. This represents an 11.5% decrease from 500 MW in the fourth quarter of 2012 and an increase of 20.9% from 366 MW in the first quarter of 2012. The sequential decline in shipment volumes was primarily due to seasonality.

Net revenue in the first quarter of 2013 was RMB 1.7 billion ($270.0 million), an increase of 0.4% from RMB 1.7 billion ($268.9 million) in the fourth quarter of 2012 and an increase of 4.7% from RMB 1.6 billion ($258.0 million) in the first quarter of 2012. The slight sequential increase in net revenue despite the decline in shipment volumes was primarily the result of the Company’s shift in focus to markets with higher average selling price.

Gross profit in the first quarter of 2013 was RMB 99.9 million ($16.1 million), compared with a gross loss of RMB 77.1 million ($12.4 million) in the fourth quarter of 2012 and gross profit of RMB 33.2 million ($5.4 million) in the first quarter of 2012. Gross margin was positive 6.0% in the first quarter of 2013, compared with negative 4.6% in the fourth quarter of 2012 and positive 2.1% in the first quarter of 2012.

Total operating expenses in the first quarter of 2013 were RMB 185.2 million ($29.8 million), compared with RMB 416.8 million ($67.1 million) in the fourth quarter of 2012 and RMB 192.4 million ($31.0 million) in the first quarter of 2012. Total operating expenses in the first quarter of 2013 included an accounts receivable provision of RMB 12.3 million ($2.0 million). Total operating expenses in the fourth quarter of 2012 included an accounts receivable provision of RMB 134.1 million ($21.6 million), and a long-lived asset impairment of RMB 147.1 million ($23.7 million). Research and development expenses in the first quarter of 2013 were RMB 21.4 million ($3.4 million), an increase from RMB 9.4 million ($1.5 million) in the fourth quarter of 2012. The sequential increase in research and development expenses was primarily related to various initiatives implemented to further improve the efficiency and quality of the Company’s products.

Operating loss in the first quarter of 2013 was RMB 85.2 million ($13.7 million), compared with an operating loss of RMB 493.9 million ($79.5 million) in the fourth quarter of 2012 and an operating loss of RMB 159.1 million ($25.6 million) in the first quarter of 2012. Operating margin was negative 5.1% in the first quarter of 2013, compared with negative 29.6% in the fourth quarter of 2012 and negative 9.9% in the first quarter of 2012.

Other loss in the first quarter of 2013 was RMB 17.5 million ($2.8 million), compared with other income of RMB 20.5 million ($3.3 million) in the fourth quarter of 2012 and other income of RMB 32.1 million ($5.2 million) in the first quarter of 2012.

Loss per diluted ADS in the first quarter of 2013 was RMB 5.29 ($0.85), compared with loss per diluted ADS of RMB 15.06 ($2.42) in the fourth quarter of 2012 and loss per diluted ADS of RMB 6.41 ($1.03) in the first quarter of 2012.

Liquidity

As of March 31, 2013, the Company had cash and cash equivalents of RMB 2.8 billion ($454.9 million), and total working capital of RMB 278.4 million ($44.8 million). Total short-term bank borrowings were RMB 946.6 million ($152.4 million). Total long-term bank borrowings were RMB 3.9 billion ($623.2 million), among which RMB 2.8 billion ($451.4 million) were due in one year. The total face value of the Company’s outstanding convertible bonds due 2013 was RMB 724.2 million ($116.6 million) at March 31, 2013. The Company repaid at maturity its convertible notes on May 15, 2013.

Business Outlook

For the second quarter of 2013, the Company expects total shipments to be between 410 MW and 430 MW. The Company’s full year guidance of 1.7 GW to 1.9 GW remains unchanged.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Monday, May 20, 2013, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is JA Solar. A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-646-254-3697 (U.S.). The passcode for the replay is 64802149.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2013, which was RMB 6.2108 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2013, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

CONTACT: In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:nbeswick@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2012	Dec. 31, 2012	Mar. 31, 2013	Mar. 31, 2013
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,602,219	1,670,241	1,677,074	270,025
Cost of sales	(1,568,983)	(1,747,352)	(1,577,129)	(253,933)
Gross profit/(loss)	33,236	(77,111)	99,945	16,092
Selling, general and administrative expenses	(170,010)	(260,358)	(163,811)	(26,375)
Impairment loss for property, plant and equipment	0	(147,092)	0	0
Research and development expenses	(22,365)	(9,362)	(21,366)	(3,440)
Total operating expenses	(192,375)	(416,812)	(185,177)	(29,815)
Loss from operations	(159,139)	(493,923)	(85,232)	(13,723)
Interest expense	(123,091)	(103,427)	(98,310)	(15,829)
Other income/(loss), net	32,116	20,544	(17,540)	(2,824)
Loss before income taxes	(250,114)	(576,806)	(201,082)	(32,376)
Income tax (expenses)/benefit	(786)	(5,327)	(5,466)	(880)
Net loss	(250,900)	(582,133)	(206,548)	(33,256)
Less: Loss attributable to noncontrolling interest	0	0	(2,213)	(356)
Net income/(loss) available to ordinary shareholders	(250,900)	(582,133)	(204,335)	(32,900)

Net loss per share:
Basic	(1.28)	(3.01)	(1.06)	(0.17)
Diluted	(1.28)	(3.01)	(1.06)	(0.17)

Weighted average number of shares outstanding:
Basic	195,706,103	193,300,847	193,300,847	193,300,847
Diluted	195,706,103	193,300,847	193,300,847	193,300,847

Comprehensive loss
Net loss	(250,900)	(582,133)	(206,548)	(33,256)
Foreign currency translation adjustments, net of tax	(284)	859	1,403	226
Cash flow hedging loss, net of tax	(11,755)	0	0	0
Other comprehensive (loss)/income	(12,039)	859	1,403	226
Comprehensive loss	(262,939)	(581,274)	(205,145)	(33,030)
Loss attributable to noncontrolling interest	0	0	(2,213)	(356)
Comprehensive loss attributable to ordinary shareholders	(262,939)	(581,274)	(202,932)	(32,674)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2012	2013	2013
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,031,462	2,825,133	454,874
Restricted cash	194,379	239,481	38,559
Accounts receivable	1,723,090	1,913,280	308,057
Inventories	930,137	1,067,896	171,942
Advances to suppliers	294,653	323,561	52,096
Other current assets	976,658	896,426	144,333
Total current assets	7,150,379	7,265,777	1,169,861
Property and equipment, net	4,447,469	4,432,018	713,599
Advances to suppliers	1,157,555	972,290	156,548
Long-term investment	50,910	50,910	8,197
Deferred issuance cost	—	—	—
Other long term assets	326,153	390,494	62,873
Total assets	13,132,466	13,111,489	2,111,078
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	972,730	946,608	152,413
Accounts payable	1,313,535	1,593,562	256,579
Advances from customers	76,875	105,282	16,951
Current portion of long term bank borrowings	1,850,500	2,803,613	451,409
Convertible Bond	708,548	722,865	116,388
Accrued and other liabilities	966,351	815,471	131,299
Total current liabilities	5,888,539	6,987,401	1,125,039
Convertible Bond	—	—	—
Long-term borrowings	2,088,139	1,067,227	171,834
Other long term liabilities	262,964	283,309	45,616
Total liabilities	8,239,642	8,337,937	1,342,489
Total JA Solar Holdings shareholders’ equity	4,892,824	4,694,736	755,899
Noncontrolling interest	—	78,816	12,690
Total shareholders’ equity	4,892,824	4,773,552	768,589
Total liabilities and shareholders’ equity	13,132,466	13,111,489	2,111,078